                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K
                                 ANNUAL REPORT
                       Pursuant to Section 15(d) of the
                      Securities and Exchange Act of 1934

(Mark One):

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

          For the fiscal year ended February 28, 2001
                                    -----------------

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          for the transition period from ______________ to __________________
          Commission file number 1-13873

          A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
                     Steelcase Inc. 401(k) Retirement Plan

          B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:

                     Steelcase Inc.
                     901 44th Street
                     Grand Rapids, Michigan 49508




SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                     Steelcase Inc. 401(k)Retirement Plan



Date:  August 24, 2001                       By: /s/ James P. Keane
       ---------------                           --------------------------
                                                 James P. Keane
                                                 Senior Vice President-Finance
                                                 and Chief Financial Officer
                                                 Steelcase Inc.
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                                           Steelcase Inc. 401(k) Retirement Plan

                                                                        Contents


================================================================================

    Independent Auditors' Report                                         3


    Financial Statements
         Statements of Net Assets Available for Benefits -
            February 28, 2001 and February 29, 2000                      4
         Statements of Changes in Net Assets Available for Benefits -
            Years Ended February 28, 2001 and February 29, 2000          5
         Notes to Financial Statements                                6-10

    Supplemental Schedule
         Assets Held for Investment Purposes at End of Year             11

Independent Auditors' Report


Plan Administrator of Steelcase Inc.
  401(k) Retirement Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of Steelcase Inc. 401(k) Retirement Plan as of February 28, 2001 and February 29, 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2001 and February 29, 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Grand Rapids, Michigan
June 8, 2001

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                                 Steelcase Inc. 401(k) Retirement Plan



                                 Statements of Net Assets Available for Benefits
                                            (amounts in thousands)
================================================================================

                                               February 28,      February 29,
                                                     2001              2000
--------------------------------------------------------------------------------
Assets
  Investments                                   $  349,151        $  435,861
  Participant loans                                  2,021                 -
--------------------------------------------------------------------------------

Total Assets                                       351,172           435,861

Liabilities
  Pending trade payable                                  -                 1
--------------------------------------------------------------------------------

Net Assets Available for Benefits               $  351,172        $  435,860
================================================================================

                                 See accompanying notes to financial statements.

                                           Steelcase Inc. 401(k) Retirement Plan


                      Statements of Changes in Net Assets Available for Benefits
                                       (amounts in thousands)
================================================================================

                                                February 28,     February 29,
Year ended                                             2001             2000
--------------------------------------------------------------------------------
Additions
Investment income
  Interest income
     Investments                                  $     379      $       178
     Participant loans                                   92                -
  Net investment gain (loss) from collective         (2,616)           3,949
     investment fund
  Net investment gain (loss) from mutual funds     (121,430)         161,068
  Net investment gain from common stock                   4                1
--------------------------------------------------------------------------------

Total investment income (loss)                     (123,571)         165,196

Participant contributions                            29,254           25,557
Rollover contributions                                1,549              812
Employer contributions                                   21                -
--------------------------------------------------------------------------------


Total Additions                                     (92,747)         191,565
--------------------------------------------------------------------------------

Deductions
  Benefits paid to participants                      22,258           18,982
  Administrative expenses                                 1              233
--------------------------------------------------------------------------------

Total Deductions                                     22,259           19,215
--------------------------------------------------------------------------------

Net increase (decrease)                            (115,006)         172,350

Transfer from other plans                            30,318                -

Net Assets Available for Benefits, beginning
 of year                                            435,860          263,510
--------------------------------------------------------------------------------

Net Assets Available for Benefits, end of year    $ 351,172      $   435,860
--------------------------------------------------------------------------------

                                 See accompanying notes to financial statements.

                                           Steelcase Inc. 401(k) Retirement Plan



                                                   Notes to Financial Statements
                                                       (amounts in thousands)
================================================================================

1.  Plan
    Description                The following description of the Steelcase Inc.
                               401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan agreement or Summary Plan Description
                               (SPD) for a more complete description of the Plan's provisions.

                               General

                               The Plan is a contributory, defined contribution 401(k) plan established for employees of Steelcase Inc. (Company) and its subsidiaries that participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

                               As of September 1, 2000, the Steelcase Inc. Group Retirement Plan was merged into this plan. The provisions of this Plan were fully applied to the participants of the Steelcase Inc. Group Retirement Plan.

                               Contributions

                               The Company contributes an amount equal to pre-tax elective deferrals selected by the participant under BenefitSystems, a cafeteria plan established and maintained by the Company. A participant may elect to defer to the plan on a pre-tax basis specified maximum percentages of eligible compensation (7% for Highly Compensated Employees and 8% for Nonhighly Compensated Employees, increased to 10% effective September 1, 2000 for all participants employed at the following locations: Steelcase North America Wood Furniture Grand Rapids; Brayton International Inc.; Anderson Desk Inc.; Stow Davis Furniture, Inc.; and Steelcase Design Partnership). Brayton International Inc. and Anderson Desk Inc. may each also make matching

                                           Steelcase Inc. 401(k) Retirement Plan



                                                   Notes to Financial Statements
                                                       (amounts in thousands)
================================================================================
                               contributions in their discretion on behalf of their employees, at the level and under the conditions determined by them each year. Participant and employer contributions vest immediately. Contributions for a plan year on behalf of a participant are limited as described in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, eight mutual funds, common stock, a collective investment fund, and a contract with an insurance company as investment options for participants.

                               Participant Accounts

                               Earnings, net gains and losses, and
                               administrative expenses are allocated daily to the accounts of participants. Participant accounts are 100% vested. Contributions to the Plan are allocated to the accounts of the participants on a weekly, bi-weekly or monthly basis.

                               Payment of Benefits

                               Upon termination of service, a participant may elect to receive either a lump-sum distribution equal to the value of the participant's account, annual installments, a partial distribution, an annuity purchased equal to the value of the participant's account or a transfer into another qualified retirement plan or IRA. In-service withdrawals are also available for participants who had an account under the Steelcase Inc. Group Retirement Plan on August 31, 2000, if they experience a hardship, as defined in the Plan, or have reached age 59 1/2.

                               Participant Loans

                               Participants may, with the consent of the plan administrator, borrow up to 50% of their vested account balance or $15 thousand ($50 thousand for loans made prior to September 1, 2000 under the

                                           Steelcase Inc. 401(k) Retirement Plan



                                                   Notes to Financial Statements
                                                       (amounts in thousands)
================================================================================

                               Steelcase Inc. Group Retirement Plan), whichever is less. The loans are secured by the balance in the participant's account and bear interest at 8.75%-10.50%. The loans are repaid ratably through payroll deductions over a period of four and one-half years or less. Loans made prior to September 1, 2000 under the Steelcase Inc. Group Retirement Plan must be repaid in five years or less, except that a loan used to purchase the principle residence of the participant, made prior to the merger of the Steelcase Inc. Group Retirement Plan, may exceed five years.

  2.  Summary of               Basis of Accounting
      Significant
      Accounting               The accompanying financial statements are
      Policies                 prepared under the accrual method of accounting.


                               Use of Estimates

                               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                               Investments

                               Investments in collective investment funds, mutual funds and common stock are stated at fair value as determined by Bank of New York, the custodian of the Plan, based on quoted market prices. The CIGNA Chartered Guaranteed Long-Term Account is stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less any withdrawals. Participant loans are stated at cost, which approximates fair value.

                               Payment of Benefits

                               Benefits are recorded when paid.

                                           Steelcase Inc. 401(k) Retirement Plan



                                                   Notes to Financial Statements
                                                       (amounts in thousands)
================================================================================


3.   Investments         The following presents investments that represent 5
                         percent or more of the Plan's net assets:

                                                   February 28,     February 29,
                                                          2001             2000
                    ------------------------------------------------------------
                    VanKampen Emerging Growth       $  133,571        $  240,020
                      Fund A
                    Kent Index Equity Fund              76,392            82,468
                    Old Kent Balanced Collective
                       Investment Fund                  36,181            38,531
                    Kent Short-Term Bond Fund           32,498            28,144
                    Putnam Investors Fund A             21,425                 -
                    ============================================================

4.   Plan  Termination   Although it has not expressed any intent to do so, the
                         Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, after participant accounts are adjusted for any expenses, the trustee will distribute the balance of the accounts to the participants.

5.   Related Party       Certain Plan investments are shares of mutual funds and
     Transactions        collective investment funds managed by Old Kent Bank.
                         Old Kent Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


6.   Income Tax Status   The Internal Revenue Service has determined and
                         informed the plan administrator in a letter dated March
                         21, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code
                         (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                           Steelcase Inc. 401(k) Retirement Plan



                                                   Notes to Financial Statements
                                                       (amounts in thousands)
================================================================================

7.   Reconciliation      The following is a reconciliation of benefits paid to
     of Financial        participants reported in the accompanying financial
     Statements to       statements to Form 5500:
     Form 5500

                                                      February 28,      February 29,
              Year ended                                     2001              2000
              ----------------------------------------------------------------------
              Benefits paid to participants per the
               financial statements                       $ 22,258         $ 18,982


              Amounts allocated to withdrawing
               participants, beginning of year                   -           (1,022)
              ----------------------------------------------------------------------

              Benefits paid to participants per
                Form 5500                                 $ 22,258         $ 17,960
              ======================================================================

              Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 29, 2000 but not yet paid as of that date.

                     Steelcase Inc. 401(k) Retirement Plan
        Schedule of Assets Held for Investment Purposes at End of Year
                            (amounts in thousands)



                                                                EIN:  38-0819050
                                                               Plan Number:  011

February 28, 2001
--------------------------------------------------------------------------------------------------------------------------------

                                                                     (c)
                                                          Description of Investment,
                     (b)                              including Maturity Date, Rate of                            (e)
         Identity of Issue, Borrower, Lessor              Interest, Collateral, Par or          (d)             Current
(a)                or Similar Party                              Maturity Value                 Cost              Value
--------------------------------------------------------------------------------------------------------------------------------
*       Kent Money Market Fund                                  9,355 shares                     **           $    9,355
        Mutual funds
          Fidelity Advisors Growth
               Opportunities Fund                                 266 shares                     **                8,123
*         Kent Index Equity Fund                                3,225 shares                     **               76,392
*         Kent Short-Term Bond Fund                             3,330 shares                     **               32,498
          Putnam International Growth
               Fund A                                             439 shares                     **                9,981
          Putnam Investors Fund A                               1,595 shares                     **               21,425
          Templeton Foreign Fund A                                416 shares                     **                4,260
          VanKampen Corporate Bond
               Fund A                                           1,585 shares                     **               10,524
          VanKampen Emerging Growth
               Fund A                                           2,536 shares                     **              133,571
        Contract with Insurance Company
          CIGNA Chartered Guaranteed
                    Long-Term Account                             261 shares                     **                6,688
*       Steelcase Inc. common stock                                11 shares                     150                 153
*       Old Kent Balanced Collective
          Investment Fund                                       2,003 shares                     **               36,181
*       Participant loans                                       (8.75%-10.50%)                   -                 2,021
================================================================================================================================

*     A party-in-interest as defined by ERISA.
** The cost of participant-directed investments is not required to be disclosed.